J.P. Morgan Optimax Market-Neutral Index

Performance Update - May 2015

OVERVIEW
The J.P. Morgan Optimax Market-Neutral Index (the "Index") is a J.P. Morgan strategy that seeks to generate returns through the dynamic selection of up to 18 commodities (the "Basket Constituents") based on a modern portfolio theory approach to portfolio allocation.

[1] Represents the performance of the Index based on, as applicable to the relevant measurement period, the hypothetical backtested weekly Index closing levels from February



■   Dynamic long-short exposure to a portfolio of commodities that is rebalanced monthly based on a rules-based methodology with a target annualized volatility of 5% or less;

■   Algorithmic portfolio construction intended to utilize momentum across commodities to inform market-neutral portfolio allocation;

■   Provides an alternative approach to investing in commodities through a long-short strategy intended to produce absolute returns;

■   Levels published on Bloomberg under the ticker CMDTOMER.

Hypothetical and Actual Historical Volatility – April 29, 2005 to April 30, 2015[1]





Recent Index Composition ("Basket Constituents")[3]

	April 2015	May 2015
Brent Crude	-10.00%	-10.00%
WTI Crude	-7.88%	-5.89%
Gas Oil	-4.60%	0.00%
Gasoline	8.34%	9.44%
Heating Oil	10.00%	10.00%
Natural Gas	-0.46%	-5.03%
Silver	-2.31%	-4.35%
Gold	0.00%	7.73%
Zinc	10.00%	10.00%
Nickel	-5.33%	-6.82%
Lead	0.00%	7.39%
Copper	2.69%	0.00%
Aluminum	10.00%	5.42%
Soybean	8.95%	0.00%
Wheat	-9.86%	-1.37%
Coffee	-0.56%	-3.37%
Sugar	-8.96%	-3.13%
Corn	0.00%	-10.00%

Recent Index Performance

	Feb 2015	Mar 2015	Apr 2015
Historical Return[1]	-5.92%	1.24%	-0.84%

Comparative Hypothetical and Historical Total Returns (%), Volatility (%) and Correlation – April 30, 2015

	Three Year Annualized Return[1]	Five Year Annualized Return[1]	Ten Year Annualized Return[1]	Ten Year Annualized Volatility[2]	Ten Year Correlation[4]	Sharpe Ratio[4]
Optimax Market-Neutral Index	-1.0%	1.1%	2.3%	5.6%	100.0%	0.41
S&P GSCI Excess Return Index	-13.9%	-6.6%	-6.9%	24.3%	3.8%	-0.28

Notes

[1] Represents the performance of the Index based on, as applicable to the relevant measurement period, the hypothetical backtested weekly Index closing levels from April 29, 2005 through May 2, 2008, and the actual historical performance of the Index based on the weekly Index closing level from May 6, 2008 through April 30, 2015, as well as the performance of the S&P GSCI™ Excess Return Index ("S&P GSCI™") over the same period. For the purpose of the chart illustrated on page 1, each index was set equal to 100 on April 30, 2005. For calculations of recent performance table on page 1 and comparison of hypothetical and historical performance table on page 2 actual index levels have been used. There is no guarantee that Optimax will outperform the S&P GSCI™ or any alternative strategy. Source: Bloomberg and JPMorgan.

[2] Calculated from the historical returns, as applicable to the relevant measurement period, of the indices using historical rolling daily returns. For any given day, represents the annualized volatility of each index's arithmetic daily returns for the 126-index day period preceding that day. The back-tested, hypothetical, historical annualized volatility has inherent limitations. These volatility results were achieved by means of a retroactive application of a back-tested volatility model designed with the benefit of hindsight. No representation is made that in the future the Index and the S&P GSCI™ will have the volatilities as shown above or that the Index will outperform any alternative investment strategy. Alternative modeling techniques or assumptions might produce significantly different results and may prove to be more appropriate. Actual annualized volatilities may vary materially from this analysis. Source: Bloomberg and JPMorgan.

[3] On a monthly basis, J.P. Morgan Securities Ltd., or JPMSL, acting as the Index calculation agent, will rebalance the Index to take synthetic long and short positions in the Basket Constituents based on mathematical rules that govern the Index and track the returns of the synthetic portfolio above cash. The weights for each Basket Constituent will be adjusted to comply with certain allocation constraints, including constraints on individual Basket Constituents, as well as the individual sectors. The sum of the weights is zero.

[4] Volatility and correlation are based on daily returns over the past ten years. Correlation refers to the degree the applicable index has changed relative to changes in the JPMorgan Optimax Market-Neutral Index. The Sharpe Ratio, which is a measure of risk-adjusted performance, is calculated as the annualized ten year return divided by the annualized ten year volatility.

Key Risks

■ There are risks associated with a momentum-based investment strategy. The Index may fail to realize gains that could occur from holding assets that have experienced price declines, but experience a sudden price spike thereafter.
■ The Index may not be successful, may not outperform any alternative strategy related to the Basket Constituents, or may not achieve its target volatility of 5%.
■ The investment strategy involves monthly rebalancing and maximum weighting caps applied to the Basket Constituents by sector and asset type.
■ Changes in the value of the Basket Constituents may offset each other.
■ The Index was established on May 6, 2008 and has a limited operating history
■ The Index may perform poorly in non-trending 'choppy' markets characterized by short-term volatility.
■ The reported level of the Index will include the deduction of a fee assessed at 0.96% per annum.
■ The momentum strategy embedded in the Index may not outperform other strategies that do not rebalance monthly.
■ The Index is not representative of a pure long-only commodities allocation and is not designed to replicate commodities markets.
■ Commodities futures contracts are subject to uncertain legal and regulatory regimes that may adversely affect the timing and amount of your payment at maturity.
■ Commodities prices may change unpredictably, affecting the Index in unforeseeable ways.
■ If a negative weighting is assigned to a Basket Constituent, signifying a short position relative to such constituent, there is an unlimited loss exposure to such constituent and such exposure may result in a significant drop in the level of the Index.
■ Our affiliate, JPMSL, is the Calculation Agent and may adjust the Index in a way that affects its level. JPMSL is under no obligation to consider your interest as an investor in securities linked to the Index.

Index Disclaimers

The Optimax Market-Neutral Index is not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of the McGraw-Hill Companies, Inc. Standard & Poor's makes no representation or warranty, express or implied, of the ability of the Standard & Poor's Goldman Sachs Commodity Index Excess Return (the "S&P GSCI™") or any component sub-index to track general commodity market performance or any segment thereof respectively. Standard & Poor's' only relationship to JPMorgan (in such capacity, the "Licensee") is the licensing of the S&P GSCI™ and any component sub-indices, all of which are determined, composed and calculated by Standard & Poor's without regard to the Licensee or the Index. Standard & Poor's has no obligation to take the needs of the Licensee or the Index into consideration in determining, composing or calculating the S&P GSCI™ or any component sub-index. The S&P GSCI™ and the component sub-indices thereof are not owned, endorsed, or approved by or associated with Goldman Sachs & Co. or its affiliated companies.

For more information on the Index and for additional key risk information see Page 9 the Strategy Guide at
http://www.sec.gov/Archives/edgar/data/19617/000095010312005402/dp33524_fwp-opti.htm
http://www.sec.gov/Archives/edgar/data/19617/000095010312005402/crt_dp33524-fwp.pdf

The risks identified above are not exhaustive. You should also review carefully the related "Risk Factors" section in the relevant product supplement and the "Selected Risk Considerations" in the relevant term sheet or pricing supplement.